06007520

AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 2 2006
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Financial Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two N. LaSalle Street, Suite 800
(No. and Street)

Chicago (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pam Kellam 312-803-6405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Pam Kellam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Financial Equities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BERTHA WILLIAMS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-24-2007

Bertha Williams
Notary Public

P Kellam
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

COHEN FINANCIAL EQUITIES LLC

(An Illinois Limited Liability Company)

Financial Statements and Schedule

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Member
Cohen Financial Equities LLC:

We have audited the accompanying statements of financial condition of Cohen Financial Equities LLC (the Company), as of December 31, 2005 and 2004, and the related statements of operations, changes in member's capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohen Financial Equities LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 24, 2006

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash	$	53,532	28,615
NASD receivable		14,557	—
Other assets		1,047	1,098
Total assets	$	69,136	29,713
Liabilities and Member's Capital			
Liabilities:			
Accounts payable and accrued expenses	$	9,000	10,605
Total liabilities		9,000	10,605
Member's capital		60,136	19,108
Total liabilities and member's capital	$	69,136	29,713

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Investment advisory fee	$	25,000	—
Other		538	103
Total revenues		25,538	103
Expenses:			
Compensation		7,500	—
Training expense		16,444	—
Professional fees		35,358	33,284
Other operating expenses		3,960	1,805
Total expenses		63,262	35,089
Net loss	$	(37,724)	(34,986)

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Changes in Member's Capital

Years ended December 31, 2005 and 2004

Balance at December 31, 2003	$	13,298
Capital contributions		30,000
Forgiveness of member advances		10,796
Net loss		(34,986)
Balance at December 31, 2004		19,108
Capital contributions		65,000
Forgiveness of member advances		13,752
Net loss		(37,724)
Balance at December 31, 2005	$	60,136

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net loss	$	(37,724)	(34,986)
Adjustments to reconcile net loss to net cash flows from operating activities:			
Net change in certain assets and liabilities:			
NASD receivable		(14,557)	—
Other assets		51	(1,098)
Accounts payable and accrued expenses		(1,605)	(208)
Net cash flows used in operating activities		(53,835)	(36,292)
Cash flows from financing activities:			
Member advances		13,752	10,796
Capital contributions		65,000	30,000
Net cash flows provided by financing activities		78,752	40,796
Net increase in cash		24,917	4,504
Cash, beginning of period		28,615	24,111
Cash, end of period	$	53,532	28,615
Noncash financing activity:			
Forgiveness of member advances to the Company	$	13,752	10,796

See accompanying notes to financial statements.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Notes to Financial Statements

December 31, 2005 and 2004

(1) Organization

CMBS-A, LLC was organized as a limited liability company on February 25, 1999 under the laws of the State of Illinois for the purpose of providing investment services and shall continue in existence until March 1, 2049 unless terminated earlier. CMBS-A, LLC had no operations. On March 1, 2003, CMBS-A, LLC changed its name to Cohen Financial Equities LLC (the Company). The Company is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. In addition, the Company is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

On June 1, 2004, CFC Capital Management Associates, L.P. transferred its interest in the Company to CFC Transactions, L.P. making CFC Transactions, L.P. the sole member of the Company.

The member shall not be personally liable to the Company or the creditors of the Company for the debts of the Company or any of its losses beyond the amount of capital actually contributed to the Company by such member plus its accumulated and undistributed net profits of the Company and any interest thereon.

The Company was formed to provide investment advisory services for institutional customers and high net-worth individuals and to provide services as a placement agent in private placements of securities for these and other customers.

(2) Summary of Significant Accounting Policies

(a) Income Taxes

Federal and state income taxes related to income and expenses of the Company are the responsibility of the member and are not included in the accompanying financial statements.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Distributions to the Member

The member may, at its discretion (but is not required to), make distributions of cash at any time. No distributions have been made to the member.

(Continued)

(4) **NASD Receivable**

The Company maintains funds on deposit with the NASD to pay future processing fees. These funds are refundable on demand.

(5) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2005 and 2004, the Company had capital, net of non-allowable assets, of $44,532 and $19,108, respectively, which was $39,532 and $14,108 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.0 at December 31, 2005.

(6) **Related Party**

The Company has an agreement with an affiliate under indirect common ownership to receive support services and office space. The support services include legal, accounting, marketing, telecommunications, computer support, and managerial services. The office space agreement allows the Company exclusive rights to a portion of the affiliate's main office and one branch office. These costs were approximately $13,752 and $10,796 for the years ended December 31, 2005 and 2004, respectively, and were recorded as professional fees and other operating expenses in the accompanying statements of operations. These costs were incurred by the member on behalf of the Company and were accounted for as a member contribution of capital in the accompanying statements of changes in member's capital. This agreement may be terminated by either party with a thirty-day written notice.

(7) **Reconciliation of Statement of Operations to Focus Report Statement of Income (Loss) for the Year Ended December 31, 2005**

Investment advisory fee	$	25,000
Other		538
Total revenues		25,538
Expenses:		
Compensation		7,500
Training expense		16,444
Professional fees		35,358
Other operating expenses		3,960
Total expenses		63,262
Net loss per statements of operations		(37,724)
Adjustment to record costs pursuant to the office space agreement		13,752
Net loss per focus report statement of income (loss)	$	(23,972)

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total member's capital	$	60,136
Less nonallowable assets		(15,604)
Net capital		44,532
Net capital requirement		5,000
Excess net capital	$	39,532
Aggregate indebtedness – accounts payable, accrued expenses and other unsubordinated liabilities	$	9,000
Ratio of aggregate indebtedness to net capital		20%

The Company is exempt under paragraph (k)(2)(ii) of Rule 15c3-3 from computing the Reserve Requirements under Exhibit A of Rule 15c3-3 and from including Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker that does not receive customer funds or securities.

There are no differences between the schedule presented above and the schedule filed with the Focus Report.

See accompanying independent auditors' report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Cohen Financial Equities LLC:

In planning and performing our audits of the financial statements and schedule of Cohen Financial Equities LLC (the Company) as of December 31, 2005 and 2004 and for the years then ended, as listed in table of contents, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 24, 2006